UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Roku, Inc.

(Name of Issuer)

Class A Common Stock,

par value $0.0001 per share

(Title of Class of Securities)

77543R102

(CUSIP Number)

December 31, 2018

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Globespan Capital Partners V, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares
	6	Shared Voting Power 739,745 shares (1) Refer to Item 4 below.
	7	Sole Dispositive Power 0 shares
	8	Shared Dispositive Power 739,745 shares (1) Refer to Item 4 below.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 739,745 shares (1) Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ N/A
11	Percent of Class Represented by Amount in Row (9)* 0.95% (2) Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) PN (Limited Partnership)

(1)	Represents 739,745 shares of Class A Common Stock held directly by Globespan Capital Partners V, L.P. (“GCP V”).
(2)

The percent of class was calculated based on 77,223,289 shares of Class A Common Stock outstanding as of October 31, 2018 (as reported in the Issuer’s Form 10-Q filed with the SEC on November 9, 2018).

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Andrew P. Goldfarb
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization. United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares
	6	Shared Voting Power 825,866 shares (1) Refer to Item 4 below.
	7	Sole Dispositive Power 0 shares
	8	Shared Dispositive Power 825,866 shares (1) Refer to Item 4 below.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 825,866 shares (1) Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ N/A
11	Percent of Class Represented by Amount in Row (9)* 1.06% (2) Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) IN

(1)

Represents 739,745 shares of Class A Common Stock held directly by GCP V and 86,121 shares of Class A Common Stock held directly by another affiliated Globespan fund. Mr. Goldfarb, as the ultimate beneficial owner of (i) GCP V and (ii) such other entity, may be deemed to beneficially own the shares of stock held directly by GCP V and such other entity.

(2)

The percent of class was calculated based on 77,223,289 shares of Class A Common Stock outstanding as of October 31, 2018 (as reported in the Issuer’s Form 10-Q filed with the SEC on November 9, 2018).

Item 1.

(a)	Name of Issuer

Roku, Inc.

(b)	Address of Issuer’s Principal Executive Offices

150 Winchester Circle

Los Gatos, California 95032

Item 2.

(a)	Name of Person Filing

Globespan Capital Partners V, L.P.

Andrew P. Goldfarb

(b)	Address of Principal Business Office or, if none, Residence

One Boston Place, Suite 2810

Boston, MA 02108

(c)	Citizenship

Globespan Capital Partners V, L.P. - Delaware

Andrew P. Goldfarb - United States

(d)	Title of Class of Securities

Class A Common Stock, $0.0001 par value per share

(e)	CUSIP Number

77543R102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐	Insurance Company as defined in Section 3(a)(19) of the Act

(d) ☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e) ☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f) ☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) ☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) ☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership***

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned***

Globespan Capital Partners V, L.P. – 739,745 shares

Andrew P. Goldfarb – 825,866 shares

(b)	Percent of Class

Globespan Capital Partners V, L.P. – 0.95%

Andrew P. Goldfarb – 1.06%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote

Globespan Capital Partners V, L.P. - 0 shares

Andrew P. Goldfarb - 0 shares

(ii)	shared power to vote or to direct the vote

Globespan Capital Partners V, L.P. – 739,745 shares

Andrew P. Goldfarb – 825,866 shares

(iii)	sole power to dispose or to direct the disposition of

Globespan Capital Partners V, L.P. - 0 shares

Andrew P. Goldfarb - 0 shares

(iv)	shared power to dispose or to direct the disposition of

Globespan Capital Partners V, L.P. – 739,745 shares

Andrew P. Goldfarb – 825,866 shares

*** Globespan Capital Partners V, L.P. (“GCP V”) directly holds 739,745 shares of Class A Common Stock, which represents approximately 0.95% of the outstanding shares of Class A Common Stock.

Mr. Goldfarb, as the ultimate beneficial owner of (i) GCP V and (ii) another affiliated Globespan fund (the “Holder”), may be deemed to beneficially own the 739,745 shares of Class A Common Stock held directly by GCP V and 86,121 shares of Class A Common Stock held directly by the Holder (for a total of 825,866 shares of Class A Common Stock), which represents approximately 1.06% of the outstanding shares of Class A Common Stock.

The percentages herein are calculated based upon the 77,223,289 shares of Class A Common Stock issued and outstanding as of October 31, 2018, as reported in the Issuer’s Form 10-Q filed with the SEC on November 9, 2018.

Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

The limited partners of GCP V and the limited partners of the Holder may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported on this Schedule 13G.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

February 14, 2019

GLOBESPAN CAPITAL PARTNERS V, L.P.

By: /s/ Andrew P. Goldfarb
Name: Andrew P. Goldfarb
Title: Executive Managing Director of the General Partner of the General Partner

ANDREW P. GOLDFARB

By: /s/ Andrew P. Goldfarb
Name: Andrew P. Goldfarb

JOINT FILING AGREEMENT

This Joint Filing Agreement, dated as of February 14, 2019, is by and Globespan Capital Partners V, L.P. and Andrew P. Goldfarb (collectively, the “Filers”).

Each of the Filers may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13D and/or 13G with respect to shares of common stock of Roku, Inc. beneficially owned by them from time to time.

Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the Filers hereby agree to file a single statement on Schedule 13D and/or 13G (and any amendments thereto) on behalf of each of the Filers, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule.

This Joint Filing Agreement may be terminated by any of the Filers upon written notice or such lesser period of notice as the Filers may mutually agree.

Executed and delivered as of the date first above written.

GLOBESPAN CAPITAL PARTNERS V, L.P.

By: /s/ Andrew P. Goldfarb
Name: Andrew P. Goldfarb
Title: Executive Managing Director of the General Partner of the General Partner

ANDREW P. GOLDFARB

By: /s/ Andrew P. Goldfarb
Name: Andrew P. Goldfarb